Exhibit 3.1.1

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

OLD DOMINION FREIGHT LINE, INC.*

(Adopted in Accordance with the Provisions

of Sections 13.1-711 and 13.1-710 of the

Virginia Stock Corporation Act)

I.

The name of the Corporation is OLD DOMINION FREIGHT LINE, INC.

II.

The Corporation shall have the authority to issue Twenty-Five Million (25,000,000) shares of Common Stock having a par value of Ten Cents ($.10) per share.

III.

The shareholders of the Corporation shall not have the preemptive right to acquire additional shares of the Corporation.

IV.

The purpose for which the Corporation is organized is to conduct business as a motor common and contract carrier of property in interstate, intrastate and foreign commerce and to conduct such other public service business or nonpublic service business as may be related or incidental thereto.

V.

In any proceeding brought by a shareholder of the Corporation in the right of the Corporation or brought by or on behalf of shareholders of the Corporation, no director or officer of the Corporation shall be liable to the Corporation or its shareholders for monetary damages with respect to any transaction, occurrence or course of conduct, whether prior or subsequent to the effective time of this provision, except for liability resulting from such person’s having engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.

*These amended and restated articles of incorporation are a composite of the amended and restated articles of incorporation of the registrant adopted September 10, 1991 and an amendment to such articles effective May 27, 2004. The board of directors and shareholders of the registrant have not adopted these amended and restated articles as an integrated document.